UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-1088
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KELLY RETIREMENT PLUS
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KELLY SERVICES, INC.
999 WEST BIG BEAVER ROAD
TROY, MICHIGAN 48084

REQUIRED INFORMATION
Kelly Retirement Plus (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedules and exhibits are filed as a part of this Annual Report on Form 11-K.

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Kelly Services, Inc. Benefit Plans Committee, which is the Plan administrator of Kelly Retirement Plus, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLY RETIREMENT PLUS

By: Kelly Services, Inc. Benefit Plans Committee

June 24, 2011	/s/ Daniel T. Lis Daniel T. Lis
Senior Vice President, General Counsel and Corporate Secretary

June 24, 2011	/s/ Patricia Little

Patricia Little
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

June 24, 2011	/s/ Michael E. Debs

Michael E. Debs Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)

Report of Independent Registered Public Accounting Firm
Benefit Plans Committee
Kelly Retirement Plus
We have audited the accompanying statements of net assets available for benefits of Kelly Retirement Plus (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2010 and 2009 and the changes in net assets for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 24, 2011

Kelly Retirement Plus
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
	(In thousands of dollars)

Investments
Cash	$—	$10
Investments — Participant Directed, at fair value (Note 4)	124,494	112,018

Total Investments	124,494	112,028

Contributions Receivable
Employer	755	—
Participant	292	275

Total Contributions Receivable	1,047	275

Net assets available for benefits, at fair value	125,541	112,303

Adjustment from fair value to contract value for interest in common collective trust funds relating to fully benefit-responsive investment contracts (Note 2)	218	908

Net assets available for benefits	$125,759	$113,211

See accompanying Notes to Financial Statements.

Kelly Retirement Plus
Statement of Changes in Net Assets Available for Benefits

For the Year Ended
December 31, 2010
(In thousands of dollars)
Additions
Investment Income:
Dividend and interest income	$1,909
Net appreciation in fair value of investments (Note 3)	11,768

Total Investment Income	13,677

Contributions:
Employer	755
Participant	7,656

Total Contributions	8,411

Total additions	22,088

Deductions
Benefits paid to participants	9,458
Administrative fees	82

Total deductions	9,540

Net change in assets available for benefits	12,548

Net assets available for benefits:
Beginning of year	113,211

End of year	$125,759

See accompanying Notes to Financial Statements.

Kelly Retirement Plus
Notes to Financial Statements
(In thousands of dollars)
1.	Plan Description
The following description of Kelly Retirement Plus (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan provides benefits to eligible employees according to the provisions of the Plan Document. All eligible employees, as defined by the Plan, are eligible to participate upon hire and attainment of age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may contribute a percentage of eligible earnings, as defined in the Plan, of no less than 2% and no more than 50%, up to the current IRS maximums (sixteen thousand five hundred dollars in 2010) to the Plan each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed five thousand five hundred dollars in 2010. The employer contribution consists of two parts: Employer Discretionary Contributions, under which Kelly Services, Inc. (the “Company”) may make a discretionary contribution on behalf of all participants in an amount to be determined by the Company and Employer Matching Contributions, whereby the Company matches employees’ contributions using a predetermined formula. The Company made a discretionary contribution to the Plan for 2010 that represented 0.5% of participants’ eligible wages for the year and totaled $796. The Company suspended the Employer Matching Contributions during 2010. Effective January 1, 2011, the Company re-instated the Employer Matching Contributions at $.50 per dollar of participant contribution up to 4% of eligible pay. Employer contributions are allocated in the same manner as participant contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, an allocation of investment earnings and an allocation of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Plan Administration
The Plan is administered by a committee appointed by the Board of Directors of the Company. This committee is composed of the Executive Vice President and Chief Financial Officer, the Senior Vice President, General Counsel and Corporate Secretary and the Senior Vice President, Global Human Resources and serves at the pleasure of the Board.
Investment Options
All contributions are invested by JPMorgan Trust Company, N.A. (the “Trustee”) as directed by the participant among any of the investment options offered by the Plan.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
1.	Plan Description (continued)
Vesting and Benefits
Beginning with the 2007 Employer Discretionary Contributions, participants become fully vested upon attainment of age sixty-five or completion of three years of service, whichever occurs first. All Previous Employer Discretionary Contributions become fully vested upon attainment of age sixty-five or completion of five years of service, whichever occurs first. Participants become fully vested in Employer Matching Contributions upon attainment of age sixty-five or completion of three years of service, whichever comes first. The first year of service begins at the later of age 18 or date of hire. Participant contributions are 100% vested immediately.
The value of the vested portion of participants’ accounts is payable to the participant upon retirement, total and permanent disability, death or termination of employment in a lump-sum distribution. If the vested portion of a participant’s account exceeds one thousand dollars (or such other amount to be prescribed in Treasury regulations), the participant may defer receipt of the distribution until any time prior to or upon attaining age 70-1/2. Vested accounts with balances of one thousand dollars or less are paid in an immediate lump-sum distribution.
Participant Forfeitures
Pursuant to the Plan agreement, participant forfeitures can be used by the Plan to (1) restore the participant’s account in the event of rehire or (2) reduce the Employer Discretionary Contribution or Employer Matching Contribution. The Plan Administrator offset the Employer Discretionary Contribution with forfeitures aggregating $41 for the year ended December 31, 2010.
In-Service Withdrawals
Participants may request in-service distributions anytime after the attainment of age 59 1/2 or if experiencing a hardship as defined by the IRS under Safe Harbor Rules.
Participant Notes Receivable
The Plan, as currently designed, does not allow participants to borrow from their accounts.
Reclassification of Prior Year Amounts
Certain prior year amounts have been reclassified to conform with the current presentation, including the aggregation of investments in the Investments and Fair Value notes.
2.	Summary of Significant Accounting Principles and Practices
Basis of Accounting and Use of Estimates
The financial statements of the Plan have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The FASB Accounting Standards Codification (“ASC”) Topic 962, Plan Accounting — Defined Contribution Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
2.	Summary of Significant Accounting Principles and Practices (continued)
Investment Valuation and Income Recognition
Plan investments are stated at fair value as of the last day of the Plan year, except for the common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The Plan’s mutual fund investments are valued based on quoted market prices. The Kelly Stock Fund is valued at the unit price, as determined by the Trustee, which represents the fair value of the underlying investments. The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Contributions
Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings; Employer Matching Contributions are recorded in the same period. Employer Discretionary Contributions are recorded in the period during which they were earned. Administrative expenses incurred shall be paid by the Plan to the extent not paid by the Company.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
The Plan provides for various investment options in mutual funds that hold stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Subsequent Events
The Plan has evaluated subsequent events through June 24, 2011 which is the date the financial statements were available to be issued.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
3. Investments
The following table presents individually significant investments of the Plan’s net assets.

	2010	2009
Mutual Funds, at fair value:
JPMorgan Equity Index Fund Select	$16,307	$14,763
JPMorgan Investor Growth & Income Fund	12,969	12,043
JPMorgan Core Bond Fund Select	11,085	10,824
American Funds Europacific Growth R4	9,750	9,604
American Century Heritage Fund	9,131	6,759
American Funds Growth Fnd of Amer R4	8,041	7,281
PIMCO Total Return Fund (Adm)	6,353	5,556

Other mutual funds	27,403	22,337

Total Mutual Funds, at fair value	101,039	89,167

Collective Funds, at contract value:
JPMorgan Stable Asset Income Fund S	21,060	22,131
JPMorgan Stable Asset Income Fund I	49	—

Total Collective Funds, at contract value	21,109	22,131

Kelly Services, Inc. Class “A” Common Stock Fund, at fair value	2,564	1,628

Total Investments	$124,712	$112,926

All funds are participant directed.
During 2010, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2010

Common Stock	$916
Mutual Funds	10,852

Net appreciation in fair value of investments	$11,768

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
4.	Fair Value
The following tables present the Plan’s assets carried at fair value as of December 31, 2010 and December 31, 2009 by fair value hierarchy level, as described below. The Plan has no liabilities measured at fair value.

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$67,755	$—	$—	$67,755
Balanced	12,969	—	—	12,969
Fixed income	17,438	—	—	17,438
Retirement-year based	2,877	—	—	2,877

Total Mutual Funds	101,039	—	—	101,039

Collective Funds:
Stable value investment (1)	—	20,891	—	20,891

Common Stock (2)	—	2,564	—	2,564

Total	$101,039	$23,455	$—	$124,494

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Investments:
Mutual Funds:
Equity	$58,439	$—	$—	$58,439
Balanced	12,043	—	—	12,043
Fixed income	16,380	—	—	16,380
Retirement-year based	2,305	—	—	2,305

Total Mutual Funds	89,167	—	—	89,167

Collective Funds:
Stable value investment (1)	—	21,223	—	21,223

Common Stock (2)	—	1,628	—	1,628

Total	$89,167	$22,851	$—	$112,018

(1)	This fund invests in a high quality fixed income portfolio combined with investment contracts called “benefit responsive wraps.”

(2)	This fund allows for investment in the Company’s Class A non-voting common stock. A portion of the investments are held in the Fidelity Cash Portfolio money market fund.
Level 1 measurements consist of quoted prices in active markets for identical assets or liabilities. Level 2 measurements include quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 3 measurements include significant unobservable inputs. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
4.	Fair Value (continued)
The Plan also holds other assets not measured at fair value on a recurring basis, including contributions receivable. The fair value of these assets is equal to the carrying amounts in the accompanying financial statements due to the short maturity of such instruments.
5.	Priorities on Plan Termination
Although the Company has not expressed any intent to do so, in the event of termination of the Plan, the accounts of all participants shall become fully vested and shall be distributed to the members simultaneously with all participants receiving full value of their accounts on the date of such distribution.
6.	Reconciliation of Financial Statements to IRS Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$125,759	$113,211
Adjustment to fair value for stable value fund	(218)	(908)
Amounts allocated to withdrawing participants	(464)	(810)

Net assets available for benefits per the Form 5500	$125,077	$111,493

The following is a reconciliation of changes in net assets available for benefits per the financial statements to net income per the Form 5500:

Year ended
December 31,
2010

Net change in assets available for benefits per the financial statements	$12,548
Add:
Amounts allocated to withdrawing participants at December 31, 2009	810
Adjustment to fair value for stable value fund at December 31, 2009	908
Less:
Amounts allocated to withdrawing participants at December 31, 2010	(464)
Adjustment to fair value for stable value fund at December 31, 2010	(218)

Net income per the Form 5500	$13,584

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Kelly Retirement Plus
Notes to Financial Statements (continued)
(In thousands of dollars)
7.	Federal Income Tax Status
The Internal Revenue Service (“IRS”) has determined that the Plan, as amended and restated effective January 1, 2009, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).
8.	Party-in-Interest Transactions
A portion of the Plan’s investments is held in mutual funds and collective funds sponsored by the Trustee and all investment transactions are conducted through the Trustee. All transactions with the Trustee are considered party-in-interest transactions; however, these transactions are not considered prohibited transactions under ERISA.
The Company is also a party-in-interest. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions. The Plan also invests in common stock of the Company.

Kelly Retirement Plus
Employer Identification Number: 38-1510762
Plan Number: 002
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2010

	Identity of issue,	Description of investment, including
Party-in	borrower, lessor	maturity date, rate of interest,		Current
interest	or similar party	collateral, par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)
				(In thousands
				of dollars)
	Mutual Funds:
*	JPMorgan	JPMorgan Equity Index Fund Select	$ **	$16,307
*	JPMorgan	JPMorgan Investor Growth & Income Fund	**	12,969
*	JPMorgan	JPMorgan Core Bond Fund Select	**	11,085
	MFS	MFS Value Fund A	**	4,317
	American Funds	American Funds Europacific Growth R4	**	9,750
	PIMCO	PIMCO Total Return Fund (Adm)	**	6,353
	Hartford	Hartford Cap Appreciation A	**	4,143
	American Funds	American Funds Growth Fnd of Amer R4	**	8,041
	Columbia	Columbia Acorn USA A	**	3,625
	Vanguard	Vanguard Mid-Cap Index Fund	**	1,652
	Vanguard	Vanguard Small Cap Index Fund	**	1,166
	Fidelity	Fidelity Freedom 2010	**	490
	Fidelity	Fidelity Freedom 2020	**	785
	Fidelity	Fidelity Freedom 2030	**	936
	Fidelity	Fidelity Freedom 2040	**	434
	Fidelity	Fidelity Freedom 2050	**	232
	Royce	Royce Total Return Fund	**	5,237
	American Century	American Century Heritage Fund	**	9,131
	Janus	Perkins Mid Cap Value Fund A	**	4,386
	Collective Funds:
*	JPMorgan	JPMorgan Stable Asset Income Fund S	**	20,843
*	JPMorgan	JPMorgan Stable Asset Income Fund I	**	48

	Common Stock:
*	Kelly Services, Inc.	Kelly Services, Inc. Class “A” Common Stock Fund	**	2,564

				$124,494

*	Represents a party-in-interest to the Plan.

**	Not required per Department of Labor reporting for participant-directed investments.

INDEX TO EXHIBITS
REQUIRED BY ITEM 601,
REGULATION S-K

Exhibit
No.	Description	Document

23	Consent of Independent Registered Public Accounting Firm	2